Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

The following table contains our consolidated ratio of earnings to fixed charges for the periods indicated. You should read these ratios in connection with our consolidated financial statements, including the notes to those financial statements (amounts in table in thousands, except ratios).

	Six Months Ended June 30, 2017	For the Year Ended December 31,
		2016	2015	2014	2013	2012
Income (loss) before income taxes	$77,587	$(98,093)	$(826,892)	$175,129	$54,791	$(34,691)
Add:
Fixed charges (see below)	20,904	32,019	25,731	8,209	7,615	2,604
Amortization of capitalized interest	812	1,492	1,050	607	383	187
Less:
Interest capitalized	(3,159)	(3,677)	(3,896)	(2,831)	(1,888)	(1,574)
Non-controlling interest in pre-tax income of subsidiaries that have not incurred fixed charges	(5,094)	(364)	(261)	17

Total earnings	$91,050	$(68,623)	$(804,268)	$181,131	$60,901	$(33,474)

Fixed charges
Interest expensed	$17,444	$26,520	$20,138	$4,484	$5,140	$771
Interest capitalized	3,159	3,677	3,896	2,831	1,888	1,574
Amortized premiums, discounts & capitalized expenses related to indebtedness	235	1,679	1,616	850	547	231
Estimate of interest within rental expense	66	143	81	44	40	28

Total fixed charges	$20,904	$32,019	$25,731	$8,209	$7,615	$2,604

Ratio of earnings to fixed charges	4.36	(a)	(a)	22.06	8.00	(a)

(a)	During the period noted, our coverage ratio was less than 1:1. We would have needed to generate additional earnings of approximately $100.6 million, $830 million and $36.1 million during the years ended December 31, 2016, 2015 and 2012, respectively, to achieve a coverage ratio of 1:1.